Exhibit (a)(2)

FEG EQUITY ACCESS FUND LLC

AMENDMENT OF LIMITED LIABILITY COMPANY OPERATING AGREEMENT

WHEREAS, pursuant to Section 8.1(a) of the March 12, 2010 Limited Liability Company Operating Agreement (the “Agreement”) of FEG Equity Access Fund LLC (the “Company”), this Amendment to that Agreement has been consented to in writing by a majority of the Membership of the Company.

NOW, THEREFORE, Section 3.8(b) of the Agreement is hereby amended as follows:

“The Investment Manager will receive from the Company a monthly management fee (“Management Fee”) equal to 1/12 of 0.85% of the Company’s month-end Net Asset Value, prior to reduction for the Management Fee then being calculated (a 0.85% annual rate).  The Management Fee will be paid monthly in arrears and will be prorated with respect to investments in the Company made other than at the beginning of a month.  The Investment Manager may waive, reduce or rebate the Management Fee with respect to any Member, including affiliates of the Investment Manager, without entitling any other Member to a similar waiver, reduction or rebate.”

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of February 15, 2012.

As Directors

/s/ Gregory M. Dowling	/s/ Scott B. Harsh
Gregory M. Dowling	Scott B. Harsh

/s/ J. Alan Lenahan	/s/ Christopher M. Meyer
J. Alan Lenahan	Christopher M. Meyer

/s/ Gary R. Price	/s/ Rege S. Eisaman
Gary R. Price	Rege S. Eisaman